Cardiff Lexington Corporation

3753 Howard Hughes Parkway, Suite 200

Las Vegas, NV 89169

May 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Juan Grana

Re:	Cardiff Lexington Corporation
Request for Withdrawal of Registration Statement on Form S-1 (333-273324)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cardiff Lexington Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-273324), filed with the Commission on July 19, 2023, as thereafter amended, together with all exhibits thereto (collectively, the “Registration Statement”).

At this time, the Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act. The Registration Statement was never declared effective. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Cardiff Lexington Corporation, 3753 Howard Hughes Parkway, Suite 200, Las Vegas, NV 89169, with a copy to the Company’s counsel, Bevilacqua PLLC, Attn: Louis A. Bevilacqua, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, facsimile number (202) 869-0889.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the undersigned at 844-628-2100 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 203-8665.

Sincerely,

Cardiff Lexington Corporation

By: /s/ Alex Cunningham

Name: Alex Cunningham

Title: Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.